4
                                                                 FILE NO. 69-197

                                   FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D. C.


     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

                        GREEN MOUNTAIN POWER CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This annual statement is being filed in connection with the ownership by Green Mountain Power Corporation (the "Company", or "GMP") of (1) 29.6 percent of the outstanding common stock (Class
B), 25.1 percent of the outstanding common stock (Class C) and 30.0 percent of the outstanding preferred stock (Class C) of Vermont Electric Power Company, Inc. ("VELCO") (see Application under Section 10 of the Public Utility Holding Company Act of 1935 by the Company on Form U-1, File No. 70-4840, Administrative Proceeding No. 3-2330, and Order of the Securities and Exchange Commission, dated March 11, 1970, in connection therewith, and Holding Company Act Release No. 16632); and (2)its indirect ownership interest, through VELCO, in Vermont Electric Transmission Company ("VETCO").
      At December 31, 2004, the Company owned 100 percent of the outstanding common stock of Northern Water Resources, Inc., formerly Mountain Energy, Inc. ("NWR"), and GMP Real Estate Corporation ("GMPRE"). In addition, through its wholly owned subsidiary Green Mountain Power Investment Company ("GMPIC"), the Company owns 33.6% of the outstanding common stock of Vermont Yankee Nuclear Power Corporation ("VYNPC" or "VY") (see File No. 70-4435). None of these companies are, at the present time, a "public utility company" as defined in the Act.
     In support of the Company's claim for exemption, the following information is submitted.
1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


                        GREEN MOUNTAIN POWER CORPORATION

     The Company was incorporated under the laws of the State of Vermont on April 7, 1893, and has its principal executive office at 163 Acorn Lane, Colchester, Vermont.
     The principal business of the Company is to supply electrical energy in the State of Vermont in a territory with approximately twenty-five percent of the State's population. The Company serves approximately 90,000 customers. The principal territory furnished with electricity comprises an area of roughly twenty-five miles in width extending ninety miles across north central Vermont between Lake Champlain on the west and the Connecticut River on the east. Included in this territory are the cities of Montpelier, Barre, South Burlington, Vergennes, Williston, Shelburne and Winooski and the Village of Essex Junction, and a number of smaller towns and communities, including several communities surrounding the city of Burlington. The Company also distributes electricity in four noncontiguous areas located in southern and southeastern Vermont that are interconnected with the Company's principal service area through the transmission lines of VELCO and others. Included in these areas are the communities of Vernon (where the Entergy Nuclear Vermont Yankee, LLC plant is located), Bellows Falls, White River Junction, Wilder, Wilmington and Dover.
     The Company supplies at wholesale a portion of the power requirements of two cooperatives in the State of Vermont. The Company interchanges power and energy with the ISO New England, Inc. ("ISO-NE") under ISO-NE's implementation of the FERC Standard Market Design.
     The Company is the sole stockholder of NWR (formerly Mountain Energy, Inc.), GMPRE, and GMPIC, all incorporated under the laws of the State of Vermont.
     The primary business of NWR was to invest in non-utility energy generation and efficiency projects. NWR's principal office is at 163 Acorn Lane, Colchester, Vermont. The Company has sold nearly all of NWR's generation and efficiency assets, offices and equipment, and its former corporate trade-name (Mountain Energy, Inc.) to KMS Mountain Energy, Inc.
     The business of GMPRE has consisted of the construction, operation and lease to the Company of certain assets, principally, the former headquarters building for the Company in South Burlington, Vermont, as well as two service centers in Bellows Falls and Wilmington, Vermont. The leases on these properties were purchased, and the former headquarters building sold during 1999. GMPRE's principal office is at 163 Acorn Lane, Colchester, Vermont.
     The primary business of GMPIC is to hold the GMP investment interest in VYNPC. GMP transferred its ownership of VYNPC to GMPIC on October 1, 2003.
     NWR and GMPRE are not public utilities and are not qualified to do business in any state other than the State of Vermont. NWR owns a subsidiary that owns an inactive company that specialized in wastewater treatment technology, and directly owns approximately 13.6 percent of a second company specializing in wastewater treatment technology. NWR also retains ownership of partnership interests in one wind-powered generation facility in California, and a non-performing note from a hydro-powered generation facility in New Hampshire. These generating facilities are qualifying facilities, as defined by the Public Utility Regulatory Policies Act.
     GMPIC is not a public utility and is qualified to do business in the State of Vermont.

                      VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO was incorporated under the laws of the State of Vermont on December 28, 1956, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.
     VELCO provides transmission services for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the electric distribution utilities.
     VELCO participates in NEPOOL with all of the major electric utilities in New England, acting for itself and as agent for twenty-two other electric utilities in Vermont, including the Company. ISO-NE is a FERC-approved Regional Transmission Organization ("RTO") that now provides regional transmission service in New England, with operational control of the bulk power system and responsibility for administering wholesale markets. As such, ISO-NE operates a market for all New England states for purchasers and sellers of electricity in the deregulated wholesale energy markets.

              VERMONT ELECTRIC TRANSMISSION COMPANY, INC. ("VETCO")

     VETCO, a wholly-owned subsidiary of VELCO, was incorporated under the laws of the State of Vermont on May 13, 1982, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.
     VETCO has entered into a Phase I Vermont Transmission Line Support Agreement dated as of December 1, 1981 with the New England utilities listed in Attachment A thereto and associated agreements relating to the Vermont portion of a transmission line interconnecting the electric systems in New England with the electric system of Hydro-Quebec. Phase I of the interconnection consists of a +-450 kV HVDC transmission line from the Des Cantons Substation on the Hydro-Quebec system near Sherbrooke, Canada, to a converter terminal having a capacity of 690 MW at the Comerford Generating Station in New Hampshire on the Connecticut River. The transmission line and terminal were declared to be in commercial operation on October 1, 1986. Hydro-Quebec built and operates the Canadian portion of Phase I. VETCO constructed and operates the portion of Phase I from the Canadian border through Vermont to the New Hampshire border. The terminal facility is owned by a subsidiary of National Grid, successor to the New England Electric System ("NEES"). Phase II of the interconnection provides 2,000 MW of capacity for transmission of Hydro Quebec power from Radisson, Quebec to a terminal facility located at the Sandy Pond Substation in Massachusetts. Agreements relative to this second phase have been executed by Hydro-Quebec, NEPOOL and various New England utilities, including the Company.

               VERMONT YANKEE NUCLEAR POWER CORPORATION ("VYNPC")

     VYNPC was incorporated in Vermont on August 4, 1966, and has its principal office at Ferry Road, RD #5, Brattleboro, Vermont.
     On July 31, 2002, VYNPC announced that the sale of its nuclear power plant to Entergy Nuclear Vermont Yankee LLC ("Entergy") had been completed. In addition to the sale of the generating plant, the transaction calls for Entergy through its power contract with VYNPC, to provide 20 percent of the plant output to the Company at average annual prices ranging from $39 to $45 per megawatt hour through 2012, subject to a "low market adjuster" effective November, 2005, that protects the Company and other sponsors in the event that market prices for power drop significantly. This power contract supplies approximately 37 percent of the Company's present energy requirements.
     Since the sale of the nuclear plant, the business of VYNPC is the management of its power supply contract with Entergy, and the sale of electricity at the plant to those New England utilities, including the Company, who are current or former sponsoring stockholders. GMPIC owns approximately
33.6  percent  of  the  common  stock  of  VYNPC.
     As  a  result  of  the  sale,  VYNPC is no longer a public utility company.

                         NORTHERN WATER RESOURCES, INC.

     Northern Water Resources, Inc. was incorporated under the laws of the State of Vermont on December 11, 1989, and has its principal office at 163 Acorn Lane, Colchester, Vermont.
     In 1993, NWR indirectly acquired a 25.7 percent limited partnership interest in a 50 MW wind-powered generating facility that is operating northeast of San Francisco; in 1998 the limited partnership interest increased to 26 percent. These generating facilities are qualifying facilities, as defined by the Public Utility Regulatory Policies Act.

     During 2000, NWR sold its interests in almost all of its qualified generating facilities, retaining certain wastewater treatment assets, a note from a hydropower facility, and its partnership interest in wind-powered generation facilities. In January 2001, the company was renamed Northern Water Resources, Inc. (formerly known as Mountain Energy Inc.), and moved its principal office to 163 Acorn Lane, Colchester, Vermont.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, is detailed below.

                        GREEN MOUNTAIN POWER CORPORATION

     The Company's properties are operated as a single system serving five areas in Vermont which are interconnected by transmission lines of VELCO. The Company owns and operates eight hydroelectric generating stations with an estimated claimed capability of 35.3 MW, two gas turbine generating stations with an aggregate claimed capability of 58.5 MW, two diesel generating stations with an aggregate claimed capability of 6.3 MW and a wind powered generating facility with an aggregate capability of 5.9 MW.
     The Company had, at December 31, 2004, approximately 2 miles of 115 kV transmission lines, 10 miles of 69 kV transmission lines, 5 miles of 44 kV transmission lines, 196 miles of 34.5 kV transmission lines, and 2 miles of 13.8 kV transmission lines. The Company's distribution system included approximately 2,657 miles of overhead lines of 2.4 to 34.5 kV and 433 miles of underground cable of 2.4 to 34.5 kV. At such date, the Company owned approximately 115,000 kVa of substation transformer capacity in transmission substations and 590,000 kVa of substation transformer capacity in distribution substations and approximately 949,000 kVa of transformers for step-down from distribution to customer use. All of the foregoing properties of the Company are located in the State of Vermont.
     The Company's system is interconnected at locations within the State of Vermont with the lines of out-of-state utilities in New Hampshire and Massachusetts at thirteen points along the eastern and southern borders of the State. The transmission lines of the Company are interconnected at four points in northeastern Vermont with the transmission lines of utilities in the State of New Hampshire.
     The Company is a participant, with other New England utilities, in three major electric generating stations pursuant to joint ownership agreements. Under each such agreement, the lead participant has undertaken to construct and operate the plant for all participants. The Company is not the lead participant in these plants. The plants and locations and the amount of the Company's participation, are as follows:
     A. Wyman #4, Yarmouth, Maine -- 1.1 percent (6.8 MW of a total 620 MW) -- Florida Power and Light is the principal owner and operator of this plant;
B.  Stony Brook #1, Ludlow, Massachusetts -- 8.8 percent (31.0 MW of a total 352
MW)  --  lead participant is Massachusetts Municipal Wholesale Electric Company;
and
C. Joseph C. McNeil Generating Station, Burlington, Vermont -- 11 percent (5.8 MW of a total 53 MW) -- lead participant is Burlington Electric Department.
     The Company has acquired title to its percentage interests in the Wyman, Stony Brook and McNeil projects. Wyman became operational in 1979; Stony Brook in December 1981; and McNeil in June 1984.

                      VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO has no generating facilities, but has approximately 573 pole miles of transmission lines and 32 associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont state line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont state line near Whitehall, New York and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont state line at Wilder, Vermont, and at Monroe, New Hampshire, near Claremont, New Hampshire, at the Massachusetts-Vermont state line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont state line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec-Vermont border near Highgate, Vermont through an AC/DC/AC converter and
7.6 miles of transmission line jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont, except for approximately 4.3 miles of transmission lines in New Hampshire.

                   VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     VETCO does not own any generating or distribution facilities. It is not contemplated that VETCO will acquire any generating facilities. VETCO owns and operates the 52-mile Vermont portion of the transmission interconnection with Hydro-Quebec.



     3. Information for the last calendar year with respect to claimant and each of its subsidiary public utility companies is as follows:

A. Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.
Retail  sales  for  Green  Mountain  Power  are  within  the  state  of  Vermont exclusively.
                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2004
Total  Electric  Revenues:  $225,870,333
                              Electric:  2,381,694,000  kWh
                              Gas:       None


                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2004
Total  Electric  Revenues:  $25,816,126
                              Electric:  10,721,437  kWh
                              Gas:        None

B. Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized (State of Vermont).

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2004

                              Electric:   None
                              Gas:        None



                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2004

                              Electric:   None
                              Gas:        None

C. Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line (STATE OF VERMONT.)

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2004
                Wholesale  Sales  Revenue:  $22,651,980
                 Electric:  411,768,600  kWh*
                               Gas:        None
*Reflects 127,923,600 kWh sales to Morgan Stanley under a Power Supply Agreement dated February 1999, and modified and extended in August 2002 (the "Morgan Stanley Contract").



                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2004
                               Electric:   None
                               Gas:        None


D. Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line (STATE OF VERMONT).

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2004
Power  Supply  Purchases:  $88,545,682
                               Electric:   1,414,812,000  kWh*
                               Gas:        None
*Includes 321,082,000 kWh purchased from Morgan Stanley under the Morgan Stanley Contract.



                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2004

                               Electric:   None
                               Gas:        None




                   VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     VETCO owns and operates a 52-mile transmission line as part of the Phase I project. VETCO has not bought or sold electric energy during 2004.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              NONE

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              NONE

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              NONE


D. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              NONE

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


              NONE

EXHIBIT  A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto.


EXHIBIT  B

     Financial  Data  Schedule

     1.   Total  Assets                   $341,619,000
     2.   Total  Operating  Revenues       $228,816,000
     3.   Net  Income                      $11,584,000
EXHIBIT  C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      NOT  APPLICABLE

                                                                 File No. 69-197


                                 SIGNATURE PAGE
                                 --------------
      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of March 2005.

                               GREEN  MOUNTAIN  POWER  CORPORATION
                               -----------------------------------
                                       (name  of  claimant)




(Corporate  Seal)

                               By:/s/Robert  J.  Griffin
                                  ----------------------
                               Robert  J.  Griffin
                               Chief  Financial  Officer,  Vice  President  and
Treasurer


Attest:

/s/Penny  J.  Collins
---------------------
Penny  J.  Collins
Assistant  Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:





Robert  J.  Griffin
Chief  Financial  Officer,  Vice  President  and  Treasurer

Green  Mountain  Power  Corporation
163  Acorn  Lane
Colchester,  VT  05446



CONSOLIDATING  BALANCE  SHEET  FORM  U-3A-2  EXHIBIT  10
              December 31, 2004                   CONSOLIDATED            GREEN     GREEN     CONSOLIDATED
                                          GREEN     NORTHERN          MOUNTAIN     MOUNTAIN          GREEN
                                         MOUNTAIN     WATER     GMP     POWER     POWER            MOUNTAIN
                                       POWER     RESOURCES     REAL  INVESTMENT     CONSOLIDATING     POWER
                                       CORPORATION    INC.    ESTATE   COMPANY    ELIMINATIONS   CORPORATION
                                       ------------  -------  -------  --------  --------------  ------------
(In thousands)
UTILITY PLANT,NET . . . . . . . . . .  $    232,712  $    -   $     -  $      -  $           -   $    232,712
OTHER INVESTMENTS . . . . . . . . . .        18,585       -         -     1,613         (1,239)        18,959
DEFERRED CHARGES. . . . . . . . . . .        53,731       -         -         -              -         53,731
CURRENT ASSETS. . . . . . . . . . . .        35,019     104         -       836           (497)        35,462
OTHER CURRENT ASSETS. . . . . . . . .             -       -         1         -             (1)             -
PROPERTY AND EQUIPMENT. . . . . . . .             -       -       249         -           (249)             0
OTHER ASSETS. . . . . . . . . . . . .           507   1,656         -         -         (1,408)           755
                                       $    340,554  $1,760   $   250  $  2,449  $      (3,394)  $    341,619
                                       ============  =======  =======  ========  ==============  ============

COMMON STOCK EQUITY . . . . . . . . .  $    109,581  $ (658)  $    13  $  1,884  $      (1,239)       109,581
REDEEMABLE PREFERRED STOCK. . . . . .             -       -         -         -              -              -
LONG TERM DEBT LESS CURRENT MATURITY.        93,000       -         -         -              -         93,000
CAPITAL LEASE OBLIGATION. . . . . . .         4,493       -         -         -              -          4,493
CURRENT LIABILITIES . . . . . . . . .        26,139   2,393        56         -         (4,120)        24,468
DEFERRED CREDITS. . . . . . . . . . .       107,341       -         -       565              -        107,906
OTHER LIABILITIES . . . . . . . . . .             -      25       181         -          1,965          2,171
                                       $    340,554  $1,760   $   250  $  2,449  $      (3,394)  $    341,619
                                       ============  =======  =======  ========  ==============  ============




                                                                             GREEN     GREEN     CONSOLIDATED
                                             GREEN     NORTHERN          MOUNTAIN     MOUNTAIN     GREEN
                                           MOUNTAIN     WATER     GMP     POWER         POWER     MOUNTAIN
                                          POWER     RESOURCES     REAL     INVESTMENT  CONSOLIDATING     POWER
                                         CORPORATION    INC.    ESTATE   COMPANY    ELIMINATIONS   CORPORATION
                                       ---------------  -----  --------  --------  --------------  ------------
CONSOLIDATING STATEMENT OF INCOME:     (in thousands)
OPERATING REVENUES. . . . . . . . . .  $       228,816  $   -  $    14   $    183  $        (197)  $    228,816
OPERATING EXPENSES. . . . . . . . . .          213,338      -       17         17            (34)       213,338
                                       ---------------  -----  --------  --------  --------------  ------------
  OPERATING INCOME. . . . . . . . . .           15,478      -       (3)       166           (163)        15,478

OTHER INCOME. . . . . . . . . . . . .            2,612      -        -          -           (525)         2,087
INTEREST CHARGES. . . . . . . . . . .            6,506      -        -          -              -          6,506
                                       ---------------  -----  --------  --------  --------------  ------------
INCOME (LOSS) BEFORE PREFERRED
DIVIDENDS AND DISCONTINUED OPERATIONS           11,584      -       (3)       166           (688)        11,059
DIVIDENDS ON PREFERRED STOCK. . . . .                -      -        -          -              -              -
NET INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS. . . . . . . . . . . . .                -    525        -          -              -            525
                                                                                   --------------  ------------
NET LOSS APPLICABLE TO COMMON STOCK .  $        11,584  $ 525  $    (3)  $    166  $        (688)  $     11,584
                                       ===============  =====  ========  ========  ==============  ============


CONSOLIDATING  BALANCE  SHEET  FORM  U-3A-2  EXHIBIT  11
             December 31, 2004                                                               CONSOLIDATED
                        NORTHERN     MEC  MOUNTAIN    ME     MAIR MICRONAIR  MICRONAIR ELIMINATIONS NORTHERN
                          WATER     WIND   ENERGY     WPP 87 INC.     INC     LLC          WATER
                        RESOURCES    INC  CALIFORNIA  LP                                    RESOURCES
                            INC.            INC.                                              INC.
                           -------        --------                                           -------
(In thousands)
CURRENT ASSETS. . . . . .  $   94   $ -   $     -   $ -  $1,800  $10   $      -   $ (1,800)  $  104
OTHER CURRENT ASSETS. . .   1,514     -         -     -       -    -          -     (1,365)     149
PROPERTY AND EQUIPMENT. .       -     -         -     -       -    -          -                   -
OTHER ASSETS. . . . . . .   1,435     -     1,218     0   2,027    -        500     (3,673)   1,507
                           $3,043   $ -   $ 1,218   $ 0  $3,827  $10   $    500              $1,760
                           =======  ====  ========   ==  ======  ====  =========             =======

COMMON STOCK EQUITY . . .  $ (658)  $(3)  $(1,173)  $ -  $3,827  $(6)  $(11,991)  $  9,346   $ (658)
CAPITAL LEASE OBLIGATION.       -     -         -     -       -    -          -                   -
CURRENT LIABILITIES . . .   3,701     1         -     -       -   (3)         -     (1,306)   2,393
OTHER LIABILITIES . . . .       -     2     2,391     0       -   19     12,491    (14,878)      25
                           $3,043   $ 0   $ 1,218   $ -  $3,827  $10   $    500              $1,760
                           =======  ====  ========   ==  ======  ====  =========             =======


                                                                                            CONSOLIDATED
                                      NORTHERN     MEC    MOUNTAIN   ME    MAIR MICRONAIR MICRONAIR ELIMINATIONS NORTHERN
                                            WATER     WIND     ENERGY     WPP 87 INC.INC LLC       WATER
                                          RESOURCES     INC  CALIFORNIA     LP                  RESOURCES
                                            INC.              INC.                                 INC.
                                       ---------------       ------                                -----
CONSOLIDATING STATEMENT OF INCOME:     (in thousands)
OPERATING REVENUES. . . . . . . . . .  $           65   $ -  $   -   $ -  $ -  $ -   $ -  $  (65)  $   -
OPERATING EXPENSES. . . . . . . . . .              37     -     13     -    -    2     -     (52)      -
                                       ---------------   --  ------   --   --  ----   --  -------  -----
  OPERATING INCOME. . . . . . . . . .              28     -      -     -    -    -     -     (28)      -

OTHER INCOME. . . . . . . . . . . . .               -     -      -     -    -    -     -       -       -
INTEREST CHARGES. . . . . . . . . . .               -     -      -     -    -    -     -       -       -
                                       ---------------   --  ------   --   --  ----   --  -------  -----
INCOME (LOSS) BEFORE PREFERRED
DIVIDENDS AND DISCONTINUED OPERATIONS              28     -      -     -    -    -     -     (28)      -
DIVIDENDS ON PREFERRED STOCK. . . . .               -     -      -     -    -    -     -       -       -
NET INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS. . . . . . . . . . . . .            (497)    -      -     -    -    -     -   1,022     525
                                                                                      --
NET LOSS APPLICABLE TO COMMON STOCK .  $          525   $ -  $ (13)  $ -  $ -  $(2)  $ -  $   15   $ 525
                                       ===============   ==  ======   ==   ==  ====   ==  =======  =====


                                                                                                Parent's
  Exhibit C-Table of organization                                                             Approximate
     At December 31, 2004                                    Subsidiary                          percent
                                                               company                        ownership
                                         ---------------------------------------------------  ----------
Parent company:
---------------------------------------
Green Mountain Power Corporation. . . .  Vermont Electric Power Company, Inc.                      30.0%
Green Mountain Power Corporation. . . .  Green Mountain Power Investment Company                  100.0%
Green Mountain Power Corporation. . . .  Northern Water Resources, Inc.                           100.0%
Green Mountain Power Corporation. . . .  GMP Real Estate Corporation                              100.0%
Vermont Electric Power Company, Inc.. .  Vermont Electric Transmission Company, Inc.              100.0%
Green Mountain Power Investment Company  Vermont Yankee Nuclear Power Corporation                  33.6%
Northern Water Resources, Inc.. . . . .  Mountain Energy California, Inc.                         100.0%
Northern Water Resources, Inc.. . . . .  MEC Wind, Inc.                                           100.0%
Northern Water Resources, Inc.. . . . .  M'Air, Inc.                                              100.0%
Mountain Energy California, Inc.. . . .  MEWPP 87, L.P.                                            99.0%
MEC Wind, Inc.. . . . . . . . . . . . .  MEWPP 87, L.P.                                             1.0%
MEWPP 87, L.P.. . . . . . . . . . . . .  Windpower Partners 1987(qualifying wind farm owner)       26.0%
M'Air, Inc. . . . . . . . . . . . . . .  Micronair Inc.                                           100.0%
M'Air, Inc. . . . . . . . . . . . . . .  Micronair, L.L.C.                                         85.0%
Micronair Inc.. . . . . . . . . . . . .  Micronair, L.L.C.                                         15.0%